EXHIBIT 21
SUBSIDIARIES OF JANEL CORPORATION

Name	State of Incorporation

Janel Group, Inc.	New York
Indco, Inc.	Tennessee
Aves Labs, Inc.	Oregon
Antibodies, Inc.	California
PhosphoSolutions, LLC	Nevada
ImmunoChemistry Technologies, LLC	Minnesota
Expedited Logistics and Freight Services, LLC	Texas
Expedited Logistics and Freight Services, LLC	Oklahoma
ELFS Brokerage LLC	Texas
ECM Biosciences LLC	Kentucky
ImmunoBioScience Corporation	Washington
Stephen Hall PhD, Ltd.	Indiana